As filed with the Securities and Exchange Commission on April 23, 2003

Registration No. ________

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3 REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 NOVAVAX, INC. (Exact name of Registrant as specified in its charter)

Delaware	22-2816046
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

8320 Guilford Road
Columbia, MD 21046
(301) 854-3900
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Mitchell J. Kelly
President and Chief Executive Officer
Novavax, Inc.
8320 Guilford Road
Columbia, MD 21046
(301) 854-3900
(Name, address, including zip code, and telephone number, including area code, of agent for service)

With a copy to:
David A. White, Esq.
White White & Van Etten LLP
65 William Street
Wellesley, Massachusetts 02481
(781) 431-1700

     Approximate date of commencement of proposed sale to the public: As soon as practicable and from time to time after the effective date of this Registration Statement.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  [  ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  [  ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  [  ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  [  ]

CALCULATION OF REGISTRATION FEE

Title of each class		Proposed maximum	Proposed maximum	Amount of
of securities to be	Amount to be	offering price per	aggregate offering	registration fee
registered	registered (1)	share (2)	price	(3)

Common Stock, ($.01 par value)	7,290,072 shares	$4.125	$30,071,547	$2,432.79

(1)  Pursuant to Rule 416, there are also being registered an indeterminate number of shares of common stock which may become issuable upon conversion of the underlying convertible securities or as a result of antidilution adjustments specified in the terms of such convertible securities.

(2)  Estimated solely for the purpose of calculating the amount of the registration fee and computed pursuant to Rule 457(c), based upon the average of the high and low prices reported on April 21, 2003, as reported by the Nasdaq National Market.

(3)  Pursuant to Rule 429 under the Securities Act, 2,000,000 shares of Common Stock are being carried forward from Registration Statement 333-53194 and 860,490 shares of Common Stock are being carried forward from Registration Statement 333-69874. Filing fees of $4,290 associated with such 2,000,000 shares were previously paid with Registration Statement 333-53194 and filing fees of $2,446 associated with such 860,490 shares were previously paid with Registration Statement 333-69874.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

2

PROSPECTUS

NOVAVAX, INC.

10,150,562 shares of Common Stock

April ___, 2003

     Novavax, Inc. is registering the offer and sale from time to time of up to 10,150,562 shares of our common stock by the selling stockholders identified in the “Selling Stockholders” section of this prospectus. Each selling stockholder may sell its shares at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices, or at fixed prices, which may be changed.

     Novavax will not receive any of the proceeds from the sale of the shares by the selling stockholders.

     Our common stock is traded on the Nasdaq National Market under the symbol NVAX. On April 21, 2003, the closing price of the common stock as reported on the Nasdaq National Market, was $4.06 per share.

     Novavax was incorporated in Delaware in 1987. The principal executive offices are currently located at 8320 Guilford Road, Columbia, Maryland 21046. The telephone number is (301) 854-3900.

INVESTING IN NOVAVAX COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE “RISK FACTORS” BEGINNING ON PAGE 2 OF THIS PROSPECTUS.

NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

     You should rely only on the information contained or incorporated by reference in this prospectus and in any prospectus supplement. No one has been authorized to provide you with different information.

Novavax, Inc.
10,150,562 shares of Common Stock
Prospectus

SUMMARY

The Company

     Novavax is a fully-integrated specialty pharmaceutical company focused on the research, development and commercialization of products utilizing our proprietary drug delivery and vaccine technologies for large and growing markets, concentrating on the areas of women’s health and infectious diseases. Our lead product candidate, ESTRASORB™, is the first topical emulsion for estrogen replacement therapy for which a New Drug Application has been accepted for review by the Food and Drug Administration. The NDA for ESTRASORB was submitted in June 2001 and was accepted for review in August 2001. In April 2002, we were informed by the FDA that the agency had completed its review of the NDA for ESTRASORB. At that time, the agency did not raise any issues regarding the efficacy or safety of ESTRASORB, but did request additional information with respect to the Chemistry, Manufacturing and Controls section of the filing. We determined that the most advantageous approach to resolving the outstanding CMC questions was to voluntarily withdraw the NDA and resubmit it once all of the responses to the CMC questions had been prepared. In September 2002 we resubmitted the NDA, which was accepted for review by the FDA in November 2002. We are seeking FDA approval of ESTRASORB for the reduction of hot flushes in menopausal women and, if approved, we believe ESTRASORB will be competitively positioned to address the estimated $1.8 billion estrogen replacement therapy market in the United States.

     Our micellar nanoparticle technology involves the use of patented oil and water emulsions that we believe can be used as vehicles for the topical delivery of a wide variety of drugs and other therapeutic products, including hormones. We believe that our technology represents the first time that ethanol soluble hormones, such as estrogen and testosterone, have been encapsulated and delivered topically. In addition to ESTRASORB, our product candidates using these technologies include ANDROSORB™, a topical testosterone emulsion that has completed two Phase I clinical trials; TESTESTRASORB™, a topical estrogen and testosterone emulsion; PROGESTSORB™ NE, a topical progestin emulsion; and PROESTRASORB™, a topical estrogen and progestin emulsion. Other drug delivery technologies, like our Novasome® and Sterisome® technologies, are being utilized to develop other products. The Novasome technology is used to produce adjuvants to enhance vaccine effectiveness. The Sterisome technology is being used for, among other things, subcutaneous injections that can deliver long-acting drug effects. We also conduct research and development on preventative vaccines and proteins for infectious diseases, cancers and immunotherapies.

     On January 8, 2001, we entered into a co-promotion agreement with King Pharmaceuticals, Inc. for the promotion and marketing of ESTRASORB and ANDROSORB within the United States and Puerto Rico, and we have licensed to King the right to sell these products outside the United States. Our relationship with King has the potential to provide us with broader women’s health market coverage for ESTRASORB and ANDROSORB. Under the terms of our co-promotion agreement with King, we will record all of the product sales, returns and allowances and cost of sales for ESTRASORB and ANDROSORB in the United States and Puerto Rico. The resultant gross margin will be shared equally with King and the payment to King will be recorded as a selling and marketing expense on our statement of operations. In addition, following product approval by the FDA, both parties will also share equally in approved marketing expenses for the products. All direct marketing expenses will be recorded by us, for which King will reimburse us fifty percent. We received licensing fees of $3.0 million and milestone payments totaling $5.0 million from King upon the submission to the FDA and acceptance for review of the ESTRASORB NDA.

     We currently market, sell and distribute a line of prescription pharmaceuticals and prenatal vitamins through our 64 person sales force that has extensive experience selling to obstetricians, gynecologists, managed care organizations, wholesalers and retail pharmacies throughout the United States. In 2002, these products generated revenues of $12.8 million. If we receive marketing approval from the FDA, we expect to sell ESTRASORB through both our sales force and King’s sales force. We intend to manufacture ESTRASORB for commercial sale in our dedicated, state-of-the-art 24,000 square foot facility in Philadelphia, Pennsylvania, which was substantially completed in December 2002.

     Our website can be found at www.novavax.com. The contents of our website are not a part of this prospectus.

Sale of Securities to King Pharmaceuticals

     On December 19, 2000, King Pharmaceuticals, Inc. signed an agreement to make a $25.0 million convertible note investment in Novavax in two stages. The first note, in the principal amount of $20.0 million, was issued on December 19, 2000 and was, at that time, convertible into 2,000,000 shares of Novavax common stock at an initial conversion price of $10.00 per share. These shares were registered for resale by King pursuant to Registration Number 333-53194, which was declared effective on January 4, 2001. Novavax received gross proceeds of $20.0 million on December 19, 2000 upon issuance of the first note. The second convertible note, in the principal amount of $5.0 million, was issued on September 7, 2001 and was, at that time, convertible into 500,000 shares of Novavax common stock at an initial conversion price of $10.00 per share. Also on September 7, 2001, King signed an agreement to make a third convertible note investment in Novavax in the amount of $5.0 million. This convertible note was issued on September 7, 2001 and was, at that time, convertible into 360,490 shares of Novavax common stock at an initial conversion price of $13.87 per share. Novavax received gross proceeds of $10.0 million on September 7, 2001 upon issuance of the second and third notes. Novavax used a portion of the proceeds from the first note to complete its acquisition of its subsidiary, Fielding Pharmaceutical, Inc., and has used the balance of the proceeds from the first note, and the entirety of the proceeds from the second and third notes, for general operating purposes. The shares issuable upon conversion of the second and third notes were registered for resale by King pursuant to Registration Number 333-69874, which was declared effective on January 11, 2002.

     On June 26, 2002, King signed a further agreement to make an additional $10.0 million convertible note investment in the Company. This fourth note was, at the time of issuance, convertible into 1,798,561 shares of our common stock at an initial conversion price of $5.56 per share. Each of the foregoing four notes has a maturity date of December 19, 2007 and accrues interest at an annual rate of 4%. Since the issuance of each of the four notes, the conversion prices have changed due to the effect of the anti-dilution rights granted in the investor rights agreement between King and the Company, to $8.991, $8.991, $12.205 and $5.305, respectively. The number of shares issuable upon conversion of the four notes has increased from an aggregate of 4,659,051 to 5,075,241 shares, due to the effect of the same anti-dilution provisions. This prospectus includes the shares issuable due to the operation of the anti-dilution provisions as of the date of this prospectus, as well as those issuable before application of the anti-dilution provisions. In addition, the Company has issued 325,321 shares of common stock to King as payment of interest on the notes. We agreed, pursuant to a registration rights agreement entered into in connection with the convertible note investments by King, to register for resale the shares of common stock issuable upon conversion of the notes, due to application of the anti-dilution provisions and the issuance of shares as interest on the convertible notes. This prospectus covers the resale by King of all of those shares issuable with respect to all four notes.

Sale of Securities to SJ Strategic Investments

     On February 18, 2003, we sold 4,750,000 shares of common stock to SJ Strategic Investments, LLC at $3.50 per share, for aggregate proceeds to the Company of $16,625,000. The five-day trailing average closing price of the common stock on Nasdaq on the date of closing was $3.43 per share. We agreed, pursuant to a registration rights agreement entered into in connection with such investment by SJ Strategic Investments, LLC to register for resale the shares of common stock so issued. This prospectus covers the resale by SJ Strategic Investments, LLC of such shares. This purchase brings SJ Strategic Investments, LLC’s beneficial ownership interest in Novavax to approximately 19.4%, including previous open market purchases.

RISK FACTORS

     You should carefully consider the following risk factors in addition to the other information in this prospectus and our filings with the Securities and Exchange Commission, before purchasing any shares of our common stock. If any of the following risks occur, our business, financial condition or operating results could be adversely affected. In that case, the trading price of our common stock could decline, and you could lose all or part of your investment.

Our success is heavily dependent on FDA approval and market acceptance of ESTRASORB

     Our New Drug Application for ESTRASORB was accepted for review by the FDA in November 2002. There is no guarantee that the FDA will approve our application and allow us to begin selling ESTRASORB in the United States. If we do not receive FDA approval of our application, our inability to sell ESTRASORB in the United States would have a significant negative effect on our business and results of operations. Even if ESTRASORB is approved by the FDA, there is no guarantee that we and King Pharmaceuticals, Inc., our marketing partner for ESTRASORB, will be able to successfully commercialize ESTRASORB. Many factors could negatively affect our ability to successfully commercialize ESTRASORB, including:

•	a failure or delay in ESTRASORB gaining a meaningful share of the estrogen replacement therapy market, which currently is dominated by Premarin®, an oral estrogen tablet sold by Wyeth, and estrogen patches sold by several companies including Novartis Pharma AG, Berlex Laboratories, Inc. and Forest Pharmaceuticals, Inc.;

•	our inability to effectively promote and sell ESTRASORB with King in the United States, or King’s inability to do so in the rest of the world;

•	delays in the manufacture of ESTRASORB in commercial quantities; and

•	the inability to obtain coverage and favorable reimbursement rates for ESTRASORB from insurers and other third party payors.

We will face substantial competition in connection with the sale of ESTRASORB and our other product candidates

     We compete with numerous other companies worldwide that have developed or are developing products that compete or may compete with our product candidates. These competitors include both large and small pharmaceutical companies, biotechnology firms, universities and other research institutions. We may not succeed in developing technologies and products that are more effective than those being developed by our competitors.

     Many large companies currently produce and sell estrogen products for clinical indications identical to those that we seek for ESTRASORB. In the oral product segment of the estrogen replacement therapy market, which accounts for approximately 75% of the market, Wyeth commits significant resources to the sale and marketing of its product, Premarin®, in order to maintain its market leadership position. Warner-Chillcot also competes in the branded oral product segment with its product, Estrace®. In addition, ESTRASORB will also compete with products produced and sold by generic manufacturers in the oral product segment of the market, such as Watson Pharmaceutical, Inc., with its generic product, Estropipate®. In the patch segment of the market, which accounts for approximately 14% of the estrogen replacement therapy market, several companies market transdermal estrogen patches with which ESTRASORB will compete, if approved. For example, Novartis Pharma AG currently markets and sells its Vivelle® and Estraderm® patches and Berlex Laboratories, Inc. and Forest Pharmaceuticals Inc. co-promote the Climara® transdermal patch. Several companies also currently market ethanol-based estrogen gels and ointments outside the United States. For example, Schering Canada sells its estrogen gel, Estrogel®, in Canada. These and other products sold by our competitors have all been approved for sale and have achieved some degree of market penetration. If ESTRASORB is approved for sale in the Untied States, it will compete for market share with these products and we cannot guarantee that, together with King, we will be able to effectively promote ESTRASORB against these competitive products. In order to effectively compete, we may make substantial investments in sales and marketing. Many of these products are sold by companies with greater resources than we have and there is no assurance that we will be successful in gaining significant market share for ESTRASORB or in earning a return on that investment.

     Our technologies and products may be rendered obsolete or noncompetitive as a result of products introduced by competitors. Most of our competitors have substantially greater financial and technical resources, production and marketing capabilities, and related experience than we do. The greater resources, capabilities and experience of our competitors may enable them to develop, manufacture and market their products more successfully and at a lower cost than we can. In addition, many of our competitors have significantly greater experience than we do in conducting preclinical testing and clinical trials of human pharmaceuticals and obtaining regulatory approvals to market such products. Accordingly, our competitors may succeed in obtaining FDA approval for products more rapidly than we will which may give them an advantage over us in achieving market acceptance of their products.

We need additional capital to grow and operate our business and we are uncertain about obtaining future financing

     We estimate that following our $16.6 million financing in February 2003, our existing cash resources will be sufficient to finance our operations at current and projected levels of development and general corporate activity for the next 12 to 15 months. We cannot be certain that we will be able to generate sufficient revenues from product sales in the near term or at all. We may require additional funds to continue our research and development, commence future preclinical and clinical trials, seek regulatory approvals, establish commercial-scale manufacturing capabilities and market our products. We may seek additional funds through public or private equity or debt financings, collaborative arrangements with pharmaceutical companies and other sources. We cannot be certain that adequate additional funding will be available to us on acceptable terms, if at all. If we cannot raise the additional funds we may need to continue our current and anticipated operations, we may be required to delay significantly, reduce the scope of or eliminate one or more of our research or development programs. If that is the case, we will seek other alternatives to avoid insolvency, including arrangements with collaborative partners or others that may require us to relinquish rights to certain of our technologies, product candidates or products.

We have a history of losses and our future profitability is uncertain

     Our expenses have exceeded our revenues since our formation in 1987, and our accumulated deficit at December 31, 2002 was $87.5 million. Our revenues for the last three years were, $15.0 million in 2002, $24.0 million in 2001and $2.5 million in 2000. Sales of products that we acquired as a result of our acquisition of Fielding Pharmaceutical Company in 2000 have generated modest revenues, but based on our current business plan, these revenues will not be sufficient to offset our expenses in the future. We cannot be certain of when or if we will generate substantial revenues from the sale of ESTRASORB. We have received a very limited amount of product-related revenue from research contracts, licenses and agreements to provide vaccine products, services and adjuvant technologies. We cannot be certain that we will be successful in entering into strategic alliances or collaborative arrangements with other companies that will result in other significant revenues to offset our expenses. Our net losses for the last three years were $22.7 million in 2002, $9.7 million in 2001and $12.1 million in 2000. Our losses have resulted from research and development expenses, pre-launch sales and marketing expenses in the anticipation of FDA approval for ESTRASORB, protection of our intellectual property and other general operating expenses. Our annual losses may increase depending on the timing of the FDA approval and launch of ESTRASORB as we expand our manufacturing capacity, sales and marketing capabilities and conduct additional and larger clinical trials for other product candidates. Therefore, we expect our cumulative operating loss to increase until such time, if ever, as product sales, licensing fees and royalty payments generate sufficient revenue to fund our continuing operations. We cannot predict when, if ever, we might achieve profitability and cannot be certain that we will be able to sustain profitability, if achieved.

     We intend to allocate a significant portion of our sales force’s time to the product launch of ESTRASORB, if and when it is approved by the FDA. Accordingly, the sales of our other women’s health products could be adversely affected by the efforts we allocate to the ESTRASORB product launch. The costs of maintaining our own sales force to market our current products and ESTRASORB, if approved, may in the future exceed product revenues. If we continue to market ESTRASORB or future products directly, significant additional expenditures and management resources may be required to increase the size of our internal sales force.

Our sales and marketing plan for ESTRASORB depends in large part on the success of our relationship with King

     We have entered into a co-promotion agreement with King for the marketing and promotion of ESTRASORB in the United States using our sales and marketing personnel and King’s sales and marketing personnel. We have also granted King exclusive rights to promote, market and distribute ESTRASORB outside the

United States. In return, we received certain milestone payments and the agreement to pay potential future milestone payments and licensing fees and royalties on future sales. While our agreement with King give us some limited protections with respect to King’s marketing and sales efforts and, we believe, create financial incentives for King consistent with our own, we cannot control the amount and timing of marketing efforts that King devotes to ESTRASORB or make any assurances that our and King’s co-promotion of ESTRASORB in the United States and King’s marketing of ESTRASORB in the rest of the world will be successful.

     Our success in marketing other potential future products will also depend in large part on our relationship with King. Our co-promotion agreement with King also provides for co-promotion in the United States with King of our product candidate ANDROSORB™. If this product is approved for marketing by the FDA, King has an exclusive worldwide license, except in the United States, to market this future product. Under our co-promotion agreement, King has the right to co-promote certain future hormone replacement therapy products in the field of women’s health. In the future, we might enter into other licensing or co-promotion arrangements with King or other third parties for the marketing and sale of other future products. Any revenues we receive from sales of ANDROSORB and other future products will depend in large part on the terms of these agreement and the efforts of King and any other third-party marketing partners.

Our agreements with King reduce the likelihood that we could be acquired by another company

     Our co-promotion agreement and license agreement with King for the marketing of ESTRASORB and ANDROSORB contain several provisions that would take effect upon a change of control of the Company. One provision allows King several options in the event of a change in control of Novavax including (i) terminating our right to co-promote King products, (ii) terminating our rights to promote ESTRASORB and ANDROSORB and any other hormone therapies for women or (iii) requiring Novavax to assign and transfer to King all related rights of ownership for ESTRASORB and ANDROSORB and certain other hormone replacement therapies for women and license to King on an exclusive and perpetual basis all intellectual property rights and know how. If King chooses to exercise its rights under either clause (ii) or (iii) above, King will pay us royalties on net sales of the products. In addition, King will pay us for the cost of manufacturing, plus a markup consistent with the terms of the license agreement for the handling costs. King could also require that we redeem the outstanding promissory notes, currently in the amount of $40.0 million, at 101% of the outstanding principal and accrued interest. These provisions may have the effect of making us less attractive as an acquisition candidate.

We need additional manufacturing capability to commercialize our products

     We do not have any experience with the large capacity manufacturing required for commercial sale of a product. Although we have had the ability to produce the limited quantities of products needed to support our current research and development program and clinical trials, we will need more production capacity for larger, later-stage clinical studies and commercial sales. Our potential products may be too difficult or costly to manufacture on a large scale, to develop into commercially viable products or to market.

     We have validated our manufacturing methods for ESTRASORB which has been produced in 100-kilo-size batches. Such validation is required under FDA guidelines, and we have received preliminary FDA approval of these methods. We currently manufacture ESTRASORB at a facility of Cardinal Health, Inc. in Philadelphia, Pennsylvania. In February 2002, we entered into an agreement with Cardinal Health to lease approximately 24,000 square feet of space within their facility. Under the terms of this agreement, Cardinal Health will also provide packaging services for the product we manufacture in their facility. We have substantially completed the build out of the facility to meet our requirements and have installed manufacturing equipment at this facility with the capacity required for commercial production of ESTRASORB. Now that this new equipment is installed, we need to validate that the ESTRASORB made using this new equipment is identical to that used in our clinical trials. If we are unable to make ESTRASORB on a commercial scale or are delayed in validating the product manufactured with our new equipment, the commercialization of ESTRASORB would be delayed.

     In the near term, we will be manufacturing ESTRASORB only in the Philadelphia facility. If ESTRASORB is approved by the FDA, we plan to qualify at least one additional site for the manufacture of ESTRASORB. If we are unable to utilize the Philadelphia facility to manufacture ESTRASORB prior to our qualification of a second site, however, we would not have immediate access to ESTRASORB and would be required to reestablish our validation process at a different facility which would cause us to lose sales of ESTRASORB and would adversely affect our business.

     We currently utilize third party contract manufacturers to manufacture our other products. Any contract manufacturer’s facility that we may use, including the Cardinal Health facility, must adhere to the FDA’s regulations on current good manufacturing practices, which are enforced by the FDA through its facilities inspection program. These facilities are subject to periodic inspection by the FDA. The manufacture of products at these facilities will be subject to strict quality control testing and record keeping requirements. We may not be able to enter into alternative manufacturing arrangements at commercially acceptable rates, if at all. Moreover, the manufacturers we use may not provide sufficient quantities of product to meet our specifications or our delivery, cost and other requirements.

     If we decide to manufacture our own products, we will need to acquire additional manufacturing facilities and to improve our manufacturing technology. Establishing additional manufacturing facilities will require us to spend substantial funds, hire and retain a significant number of additional personnel and comply with extensive regulations applicable to such facilities here and abroad, including the current good laboratory practices and good manufacturing practices required by the FDA. If we elect to or need to manufacture our own products, we risk the possibility that we may not be able to do so in a timely fashion at acceptable quality and prices or in compliance with good laboratory practices and good manufacturing practices.

We have not completed the development of many of our products and we may not succeed in obtaining the FDA approval necessary to sell any additional products

     The development, manufacture and marketing of our pharmaceutical products are subject to government regulation in the United States and other countries. In the United States and most foreign countries, we must complete rigorous preclinical testing and extensive human clinical trials that demonstrate the safety and efficacy of a product in order to apply for regulatory approval to market the product. Only a few of our products have been approved for sale and our application to sell ESTRASORB in the United States is currently being reviewed by the FDA. Our product candidate, ANDROSORB, has completed two Phase I human clinical studies. Our other product candidates are in preclinical laboratory or animal studies. Before applying for FDA approval to market any additional product candidates, we must conduct larger-scale Phase II and III human clinical trials that demonstrate the safety and efficacy of our products to the satisfaction of the FDA or other regulatory authorities. These processes are expensive and can take many years to complete. We may not be able to demonstrate the safety and efficacy of our products to the satisfaction of the FDA or other regulatory authorities. We may also be required to demonstrate that our proposed products represent an improved form of treatment over existing therapies and we may be unable to do so without conducting further clinical studies.

     We may fail to obtain regulatory approval for our products on a timely basis. Delays in obtaining regulatory approval can be extremely costly in terms of lost sales opportunities and increased clinical trial costs. The speed with which we complete our clinical trials and our applications for marketing approval will depend on several factors, including the following:

•	the rate of patient enrollment, which is a function of many factors, including the size of the patient population, the proximity of patients to clinical sites, the eligibility criteria for the study and the nature of the protocol;

•	institutional review board approval of the protocol and the informed consent form;

•	prior regulatory agency review and approval;

•	analysis of data obtained from preclinical and clinical activities that are susceptible to varying interpretations, which interpretations could delay, limit or prevent regulatory approval;

•	changes in the policies of regulatory authorities for drug approval during the period of product development; and

•	the availability of skilled and experienced staff to conduct and monitor clinical studies and to prepare the appropriate regulatory applications.

     We have limited experience in conducting and managing the preclinical and clinical trials necessary to obtain regulatory marketing approvals. We may not be able to obtain the approvals necessary to conduct clinical studies. Also, the results of our clinical trials may not be consistent with the results obtained in preclinical studies or the results obtained in later phases of clinical trials may not be consistent with those obtained in earlier phases. A number of companies in the biopharmaceutical industry have suffered significant setbacks in advanced clinical trials, even after experiencing promising results in early animal and human testing. If regulatory approval of a drug is granted, such approval is likely to limit the indicated uses for which it may be marketed. Furthermore, even if a product of ours gains regulatory approval, the product and the manufacturer of the product will be subject to continuing regulatory review. We may be restricted or prohibited from marketing or manufacturing a product, even after obtaining product approval, if previously unknown problems with the product or its manufacture are subsequently discovered.

Our success depends on our ability to maintain the proprietary nature of our technology

     Our success will, in large part, depend on our ability to maintain the proprietary nature of our technology and other trade secrets. To do so, we must prosecute and maintain existing patents, obtain new patents and pursue trade secret protection. We also must operate without infringing the proprietary rights of third parties or letting third parties infringe our rights. We currently have 55 U.S. patents and approximately 150 foreign patents and patent applications covering our technologies. We recently filed eight new patent applications in the US and worldwide, directed towards innovative discoveries made in the field of human Papillomavirus virus-like particles. However, patent issues relating to pharmaceuticals involve complex legal, scientific and factual questions. To date, no consistent policy has emerged regarding the breadth of biotechnology patent claims that are granted by the United States Patent and Trademark Office or enforced by the federal courts. Therefore, we do not know whether our applications will result in the issuance of patents, or that any patents issued to us will provide us with any competitive advantage. We also cannot be sure that we will develop additional proprietary products that are patentable. Furthermore, there is a risk that others will independently develop or duplicate similar technology or products or circumvent the patents issued to us.

     There is a risk that third parties may challenge our existing patents or may claim that we are infringing their patents or proprietary rights. We could incur substantial costs in defending patent infringement suits or in filing suits against others to have their patents declared invalid or claim infringement. It is also possible that we may be required to obtain licenses from third parties to avoid infringing third-party patents or other proprietary rights. We cannot be sure that such third-party licenses would be available to us on acceptable terms, if at all. If we are unable to obtain required third-party licenses, we may be delayed in or prohibited from developing, manufacturing or selling products requiring such licenses.

     Although our patents include claims covering various features of our product candidates, including composition, methods of manufacture and use, our patents do not provide us with complete protection against the development of competing products. For example, our patents do not prohibit third parties from developing and selling products for estrogen replacement therapy that deliver estrogen through a topical emulsion, ointment or similar medium.

     Some of our know-how and technology is not patentable. To protect our proprietary rights in unpatentable intellectual property and trade secrets, we require employees, consultants, advisors and collaborators to enter into confidentiality agreements. These agreements may not provide meaningful protection for our trade secrets, know-how or other proprietary information in the event of any unauthorized use or disclosure.

Health care insurers and other payors may not pay for our products or may impose limits on reimbursement

     Our ability to commercialize ESTRASORB and our future products will depend, in part, on the extent to which reimbursement for such products will be available from third-party payors, such as Medicare, Medicaid, health maintenance organizations, health insurers and other public and private payors. If we succeed in bringing ESTRASORB or other products in the future to market, we cannot assure you that third-party payors will pay for

ESTRASORB or will establish and maintain price levels sufficient for realization of an appropriate return on our investment in product development. For example, ESTRASORB, if approved for commercial sale in the United States, would be sold as an outpatient prescription drug. Medicare does not cover the costs of most outpatient prescription drugs. We expect that ESTRASORB will be treated the same as other estrogen replacement therapy products with respect to government and third-party payor reimbursement. However, we cannot assure you that ESTRASORB will receive similar reimbursement treatment.

     Many health maintenance organizations and other third-party payors use formularies, or lists of drugs for which coverage is provided under a health care benefit plan, to control the costs of prescription drugs. Each payor that maintains a drug formulary makes its own determination as to whether a new drug will be added to the formulary and whether particular drugs in a therapeutic class will have preferred status over other drugs in the same class. This determination often involves an assessment of the clinical appropriateness of the drug and sometimes the cost of the drug in comparison to alternative products. We cannot assure you that ESTRASORB or any of our future products will be added to payor’s formularies, that our products will have preferred status to alternative therapies, or that the formulary decisions will be conducted in a timely manner. We may also decide to enter into discount or formulary fee arrangements with payors, which could result in us receiving lower or discounted prices for ESTRASORB or future products.

We may have product liability exposure

     The administration of drugs to humans, whether in clinical trials or after marketing clearances are obtained, can result in product liability claims. We maintain product liability insurance coverage in the total amount of $18.0 million for claims arising from the use of our currently marketed products and products in clinical trials prior to FDA approval. Coverage is becoming increasingly expensive, however, and we may not be able to maintain insurance at a reasonable cost. We cannot assure you that we will be able to maintain our existing insurance coverage or obtain coverage for the use of our other products in the future. This insurance coverage and our resources may not be sufficient to satisfy liabilities resulting from product liability claims. A successful claim may prevent us from obtaining adequate product liability insurance in the future on commercially desirable terms, if at all. Even if a claim is not successful, defending such a claim may be time-consuming and expensive and may damage our reputation in the marketplace.

We have made loans to certain of our directors, and have guaranteed a brokerage margin loan for one of these directors that could have a negative impact on our stock price.

     In 2002, pursuant to our Stock Option Plan, we approved the payment of the exercise price of options by two directors through the delivery of full recourse interest bearing promissory notes, in the aggregate amount of approximately $1.5 million, secured by a pledge of the underlying shares. In addition, in 2002 we executed a conditional guaranty of a brokerage margin account for a director in the amount of $500,000. Due to heightened sensitivity in the current environment surrounding related party transactions, these transactions could be viewed negatively in the market and our stock price could be negatively affected.

The price of our common stock has been, and may continue to be, volatile

     Historically, the market price of our common stock has fluctuated over a wide range. In fiscal 2002, our common stock traded in a range from a low of $1.59 to a high of $14.00. It is likely that the price of our common stock will fluctuate in the future. The market prices of securities of small capitalization biopharmaceutical companies, including ours, from time to time experience significant price and volume fluctuations unrelated to the operating performance of particular companies. In particular, over the next year, the market price of our common stock may fluctuate significantly due to a variety of factors, including:

•	governmental agency actions, including the FDA’s determination with respect to our pending NDA for ESTRASORB;

•	our ability to obtain financing; and

•	sales of our products, particularly ESTRASORB, if it is approved for sale.

     In addition, the occurrence of any of the risks described in this “Risks and Uncertainties” section could have a dramatic and adverse impact on the market price of our common stock.

Our substantial debt could adversely affect our cash flow and prevent us from fulfilling our obligations.

     We currently have $41.3 million of outstanding debt. Our substantial amount of debt could have important consequences to you. For example, it:

•	could increase our vulnerability to general adverse economic and industry conditions;

•	will require us to dedicate a substantial portion of our cash flow from operations to service payments on our debt, reducing the availability of our cash flow to fund future capital expenditures, working capital, execution of our growth strategy, research and development costs and other general corporate requirements;

•	could limit our flexibility in planning for, or reacting to, changes in our business and the pharmaceutical industry, which may place us at a competitive disadvantage compared with competitors that have less debt; and

•	could limit our ability to borrow additional funds, even when necessary to maintain adequate liquidity.

     We may incur additional debt for various reasons, which, if over a certain amount, must be approved by King. Any such additional debt could be senior to the common stock being offered in this offering and would increase the risks associated with our substantial leverage.

INCORPORATION OF DOCUMENTS BY REFERENCE

     The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. This prospectus is part of a Registration Statement we filed with the SEC. You should rely on the information incorporated by reference in this prospectus and the Registration Statement. The information incorporated by reference is considered to be part of this prospectus and information we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act until each selling stockholder sells all of its shares of common stock or the offering is otherwise terminated. The documents we are incorporating by reference are:

1.	Novavax’s Annual Report on Form 10-K for the fiscal year ended December 31, 2002;

2.	The Company’s definitive Proxy Statement, dated April 1, 2003, relating to the Annual Meeting of Stockholders to be held on May 7, 2003; and

3.	The description of the common stock contained in Novavax’s Registration Statement on Form 10, File No. 0-26770, filed on September 14, 1995 pursuant to Section 12(b) of the Securities Exchange Act.

     You may request a copy of these filings at no cost by writing or telephoning our chief financial officer at the following address and telephone number: Novavax, Inc., 8320 Guilford Road, Columbia, MD 21046; (301) 854-3900.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     We also caution you that this prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act. These statements are based on management’s beliefs and assumptions and on information currently available to management and use words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “estimate,” or similar expressions. Forward-looking statements include information concerning possible or assumed future results of operations, future product development and related clinical trials and statements regarding future research and development. Forward-looking statements necessarily involve risks and uncertainties and other factors that may cause the actual results, performance or achievements of Novavax, or industry results, to be materially different from those anticipated in the forward-looking statements. These risks and uncertainties are discussed in the Risk Factors section and elsewhere in this prospectus.

SELLING STOCKHOLDERS

     We have previously registered or are registering all 10,150,562 shares covered by this prospectus on behalf of the selling stockholders named in the table below. We have issued to King Pharmaceuticals, Inc. (“King”) four convertible notes in the aggregate principal amount of $40.0 million that are presently convertible into 5,075,241 of the shares offered hereby, and we have issued 325,321 shares of common stock to King as interest on the notes. The registration of such shares does not necessarily mean that King will convert all or any portion of any convertible note. This prospectus covers the resale by King of the foregoing shares of common stock issuable to King upon conversion of the convertible notes and issued to King as interest payments on the convertible notes.

     We have also issued 4,750,000 shares of common stock to SJ Strategic Investments, LLC for aggregate proceeds to the Company of $16,625,000 pursuant to a stock purchase agreement between the Company and SJ Strategic Investments, LLC dated February 18, 2003. SJ Strategic Investments, LLC is an investment vehicle owned by John M. Gregory and his immediate family, which has a diversified investment portfolio focusing primarily on pharmaceutical and healthcare companies. John M. Gregory, the Managing Partner of SJ Strategic Investments, LLC, is also a founder and former Chairman and Chief Executive Officer of King, although he is no longer an officer or director of King. We have been informed by Mr. Gregory that neither SJ Strategic Investments, LLC nor John M. Gregory is currently an affiliate of King.

     We have registered the shares covered by this prospectus to permit the selling stockholders and their pledgees, donees, transferees or other successors in interest that receive their shares from the selling stockholders as a gift, partnership distribution or other non-sale related transfer after the date of this prospectus to resell the shares when they deem appropriate. We have registered these shares in accordance with registration rights we granted to the selling stockholders in connection with their investments in Novavax. See “Summary” for information about these transactions.

The following table sets forth certain information with respect to the selling stockholders, including

•	the name of the selling stockholders,

•	the number of shares of common stock owned by the selling stockholder as of March 14, 2003,

•	the number of shares that may be offered under this prospectus, and

•	the number of shares of our common stock that will be owned by the selling stockholder after this offering is completed, assuming all of the shares covered by this prospectus are sold.

     The selling stockholders may offer and sell all, a portion or none of the common stock offered pursuant to this prospectus.

	Shares Beneficially Owned		Number of Shares	Shares Beneficially Owned
Name of Selling Stockholder	Prior to Offering		Being Offered	After Offering

	Number	Percent		Number	Percent

King Pharmaceuticals, Inc. (1)	5,400,562	15.5%	5,400,562	0	0.0%
SJ Strategic Investments, LLC	5,772,339	19.4%	4,750,000	1,022,334	3.4%

(1)  Amount shown assumes conversion of the entire $40.0 million principal amount of King’s convertible notes at conversion prices of $8.991 per share for $25.0 million principal amount of convertible notes, $12.205 per share for

$5.0 million principal amount of convertible notes and $5.305 per share for $10.0 million principal amount of convertible notes. These conversion prices have been adjusted based on dilutive issuances of common stock and rights to acquire common stock as defined in our agreement with King to date and are subject to further adjustment based on future dilutive issuances. In addition, the amount includes the resale by King of 325,321 shares of common stock issued to King as interest payments in connection with the convertible notes. This prospectus also relates to such indeterminate number of shares of common stock that may become issuable in the future under the aforementioned anti-dilution provisions

     On January 8, 2001, we have entered into a co-promotion agreement with King for the promotion and marketing of ESTRASORB and ANDROSORB within the United States and Puerto Rico, and we have licensed to King the right to sell these products outside the United States. Under the terms of our co-promotion agreement with King, we will record all of the product sales, returns and allowances and cost of sales for ESTRASORB and ANDROSORB in the United States and Puerto Rico. We received licensing fees of $3.0 million and milestone payments totaling $5.0 million from King upon the submission to the FDA and acceptance for review of the ESTRASORB NDA. We will also receive additional milestone payments of $1.0 million upon ESTRASORB’s regulatory approval in Canada, $2.0 million upon regulatory approval of ESTRASORB in any one of five specified European countries and $1.0 million upon the receipt of all approvals necessary for commercialization of ANDROSORB. We are also entitled to receive royalties on future sales of ESTRASORB and ANDROSORB outside the United States. In January 2001, we also acquired the rights to AVC™ Cream and Suppositories (“AVC”) from King for approximately $3.3 million in cash. The AVC product line generated $3.5 million in revenue in 2001, and $2.0 million in 2002.

USE OF PROCEEDS

     We will not receive any proceeds from the sale of the shares by the selling stockholders.

PLAN OF DISTRIBUTION

     Shares may be sold or distributed from time to time by the selling stockholders named in this prospectus and, to the extent permitted by their registration rights agreements with Novavax, by their donees or transferees and their other successors in interest. Each selling stockholder may sell its shares at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices, or at fixed prices, which may be changed. Each selling stockholder reserves the right to accept or reject, in whole or in part, any proposed purchase of shares, whether the purchase is to be made directly or through agents.

Each selling stockholder may offer its shares at various times in one or more of the following transactions:

•	in ordinary brokers’ transactions and transactions in which the broker solicits purchasers;

•	in transactions involving cross or block trades or otherwise on the Nasdaq National Market or any national securities exchange on which the common stock is listed;

•	in transactions “at the market” to or through market makers in the common stock or into an existing market for the common stock;

•	in other ways not involving market makers or established trading markets, including direct sales of the shares to purchasers or sales of the shares effected through agents;

•	through transactions in options, swaps or other derivatives which may or may not be listed on an exchange;

•	in privately negotiated transactions; or

•	in a combination of any of the foregoing transactions.

Each selling stockholder also may sell its shares in accordance with Rule 144 under the Securities Act.

     From time to time, the selling stockholders may pledge or grant a security interest in some or all of the shares owned by them. If a selling stockholder defaults in performance of its secured obligations, the pledgees or secured parties may offer and sell the shares from time to time by this prospectus. The selling stockholders also may transfer and donate shares in other circumstances. The number of shares beneficially owned by each selling stockholder will decrease as and when such selling stockholder transfers or donates its shares or defaults in performing obligations secured by its shares. The plan of distribution for the shares offered and sold under this prospectus will otherwise remain unchanged, except that the transferees, donees, pledgees, other secured parties or other successors in interest will be selling stockholders for purposes of this prospectus.

     Each selling stockholder may enter into hedging transactions with broker-dealers. Each selling stockholder also may enter into option or other transactions with broker-dealers that involve the delivery of shares to the broker-dealers, who may then resell or otherwise transfer such shares. In addition, each selling stockholder may loan or pledge shares to a broker-dealer, which may sell the loaned shares or, upon a default by such selling stockholder of the secured obligation, may sell or otherwise transfer the pledged shares.

     Each selling stockholder may use brokers, dealers, underwriters or agents to sell its shares. The persons acting as agents may receive compensation in the form of commissions, discounts or concessions. This compensation may be paid by the selling stockholder or the purchasers of the shares of whom such persons may act as agent, or to whom they may sell as principal, or both. The compensation as to a particular person may be less than or in excess of customary commissions. Each selling stockholder and any agents or broker-dealers that participate with the selling stockholder in the offer and sale of the shares may be deemed to be “underwriters” within the meaning of the Securities Act. Any commissions they receive and any profit they realize on the resale of the shares by them may be deemed to be underwriting discounts and commissions under the Securities Act. Neither we nor the selling stockholders can presently estimate the amount of such compensation.

     If a selling stockholder sells shares in an underwritten offering, the underwriters may acquire the shares for their own account and resell the shares from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. In such event, we will set forth in a supplement to this prospectus, the names of the underwriters and the terms of the transactions, including any underwriting discounts, concessions or commissions and other items constituting compensation of the underwriters and broker-dealers. The underwriters from time to time may change any public offering price and any discounts, concessions or commissions allowed or reallowed or paid to broker-dealers. Unless otherwise set forth in a supplement, the obligations of the underwriters to purchase the shares will be subject to certain conditions, and the underwriters will be obligated to purchase all of the shares specified in the supplement if they purchase any of the shares.

     We have informed each selling stockholder that during such time as it may be engaged in a distribution of the shares, it is required to comply with Regulation M under the Securities Exchange Act. With exceptions, Regulation M prohibits the selling stockholders, any affiliated purchasers and other persons who participate in such a distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase, any security which is the subject of the distribution until the entire distribution is complete.

     Under our registration rights agreements with the selling stockholders, we are required to bear the expenses relating to this offering, excluding any underwriting discounts or commissions, stock transfer taxes and fees and disbursements of counsel to the selling stockholder. We estimate these expenses will total approximately $25,000.

     We have agreed to indemnify each selling stockholder and its controlling persons against certain liabilities, including certain liabilities under the Securities Act. We will not receive any of the proceeds from the sale by the selling stockholders of the shares offered by this document.

     This offering by the selling stockholders will terminate on the date specified in the respective selling stockholder’s registration rights agreement with us, or, if earlier, on the date on which the selling stockholder has sold all of the selling stockholder shares.

LEGAL MATTERS

     Certain legal matters with respect to the shares of common stock offered hereby have been passed upon by White White & Van Etten LLP, 65 William Street, Wellesley, Massachusetts 02481. David A. White, a shareholder of such firm, owns 50,000 shares of our common stock and is the Assistant Secretary of Novavax.

EXPERTS

     Ernst & Young LLP, independent auditors, have audited our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2002, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

AVAILABLE INFORMATION

     We are a public company and file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information about the public reference room operations. Our SEC filings are also available at the SEC’s website at http://www.sec.gov.

     Our common stock is traded as “National Market Securities” on the Nasdaq National Market under the symbol NVAX. Materials filed by Novavax can be inspected at the offices of the National Association of Securities Dealers, Inc. at 1735 K Street, Washington, D.C. 20006.

     This prospectus is part of a registration statement on Form S-3 that we have filed with the SEC under the Securities Act and therefore omits certain information contained in the registration statement. We have also filed exhibits and schedules with the registration statement that are excluded from this prospectus, and you should refer to the applicable exhibit or schedule for a complete description of any statement referring to any contract or other document. You may inspect a copy of the registration statement, including the exhibits and schedules, without charge at the public reference room or obtain a copy from the SEC upon payment of the fees prescribed by the SEC.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS — Form S-3

Item 14.  Other Expenses of Issuance and Distribution.

     The expenses to be borne by the company in connection with this offering are as follows:

SEC Registration Fee	$2,432.79
Legal Services and Expenses*	$12,000.00
Accounting Services and Expenses*	$10,000.00
Miscellaneous expenses*	$567.21
Total	$25,000.00

*	Estimated

Item 15.  Indemnification of Directors and Officers.

     Article NINTH of Novavax’s Restated Certificate of Incorporation provides that a director or officer of the Registrant (a) shall be indemnified by the Registrant against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement incurred in connection with any litigation or other legal proceeding (other than an action by or in the right of the Registrant) brought against him by virtue of his position as a director or officer of the Registrant if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Registrant, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful and (b) shall be indemnified by the Registrant against all expenses (including attorneys’ fees) and amounts paid in settlement incurred in connection with any action by or in the right of the Registrant brought against him by virtue of his position as a director or officer of the Registrant if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Registrant, except that no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to the Registrant, unless the Delaware Chancery Court determines that, despite such adjudication but in view of all of the circumstances, he is entitled to indemnification of such expenses. Notwithstanding the foregoing, to the extent that a director or officer has been successful, on the merits or otherwise, including, without limitation, the dismissal of an action without prejudice, he is required to be indemnified by the Registrant against all expenses (including attorneys’ fees) incurred in connection therewith. Expenses shall be advanced to a director or officer at his request, provided that he undertakes to repay the amount advanced if it is ultimately determined that he is not entitled to indemnification for such expenses.

     Indemnification is required to be made unless the Registrant determines that the applicable standard of conduct required for indemnification has not been met. In the event of a determination by the Registrant that the director or officer did not meet the applicable standard of conduct required for indemnification, or if the Registrant fails to make an indemnification payment within 60 days after such payment is claimed by such person, such person is permitted to petition the court to make an independent determination as to whether such person is entitled to indemnification. As a condition precedent to the right of indemnification, the director or officer must give the Registrant notice of the action for which indemnity is sought and the Registrant has the right to participate in such action or assume the defense thereof.

     Article NINTH of Novavax’s Restated Certificate of Incorporation further provides that the indemnification provided therein is not exclusive, and provides that in the event that the Delaware General Corporation Law is amended to expand the indemnification permitted to directors or officers the Registrant must indemnify those persons to the fullest extent permitted by such law as so amended.

     Section 145 of the Delaware General Corporation Law provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of

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the corporation in related capacities against amounts paid and expenses incurred in connection with an action or proceeding to which he is or is threatened to be made a party by reason of such position, if such person shall have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal proceeding, if such person had no reasonable cause to believe his conduct was unlawful, provided that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the adjudicating court determines that such indemnification is proper under the circumstances.

     The Registrant maintains insurance under which the insurers will reimburse the Registrant for amounts that it has paid to its directors and officers as indemnification for claims against such persons in their official capacities. The insurance also covers such persons as to amounts paid by them as a result of claims against them in their official capacities that are not reimbursed by the Registrant. The insurance is subject to certain limitations and exclusions.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 16.  Exhibits.

     See Exhibit Index, incorporated herein by reference.

Item 17.  Undertakings.

     The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts of events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities

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offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling person of the Registrant pursuant to the General Corporation Law of the State of Delaware, the Restated Certificate of Incorporation or the By-Laws of Registrant, indemnification agreements entered into between Registrant and its officers and directors, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

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SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Columbia, State of Maryland on April 22, 2003.

NOVAVAX, INC

By:	/s/ Dennis W. Genge Dennis W. Genge, Vice President and Chief Financial Officer

POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Mitchell J. Kelly and Dennis W. Genge and each or any one of them, his true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments and registration statements filed pursuant to Rule 462) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection wherewith, ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form S-3 has been signed by the following persons in the capacities and on the dates indicated.

NAME	TITLE	DATE

/s/ Mitchell J. Kelly Mitchell J. Kelly	President and Chief Executive Officer and Director	April 21, 2003

/s/ Dennis W. Genge Dennis W. Genge	Vice President, Treasurer and Chief Financial Officer (Principal Financial and Chief Accounting Officer)	April 22, 2003

/s/ Gary C. Evans Gary C. Evans	Director	April 22, 2003

/s/ Michael Lazarus, M.D. J. Michael Lazarus, M.D.	Director	April 21, 2003

/s/ John O. Marsh, Jr. John O. Marsh, Jr.	Director	April 22, 2003

NAME	TITLE	DATE

/s/ Michael A. McManus Michael A. McManus	Director	April 21, 2003

/s/ Denis M. O’Donnell, M.D. Denis M. O’Donnell, M.D.	Director	April 22, 2003

/s/ Ronald H. Walker Ronald H. Walker	Director	April 21, 2003

EXHIBIT INDEX

     The exhibits marked with an asterisk are filed herewith. The remainder of the exhibits have heretofore been filed with the Commission and are incorporated herein by reference.

4.1	Amended and Restated Certificate of Incorporation of the Registrant (Incorporated by reference to Exhibit 3.1 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 1996, File No. 000-26770, filed March 21, 1997), as amended by the Certificate of Amendment dated December 18, 2000 (Incorporated by reference to Exhibit 3.4 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2000, File No. 000-26770, filed March 29, 2001).

4.2	Amended and Restated By-Laws of the Registrant. (Incorporated by reference to Exhibit 3.5 to the Registrant’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2001, File No. 000-26770, filed August 13, 2001).

4.3	Rights Agreement dated as of August 8, 2002, by and between Novavax, Inc. and Equiserve Trust Company, which includes the Form of Summary of Rights to Purchase Series D Junior Participating Preferred Stock as Exhibit A, the Form of Right Certificate as Exhibit B and the Form of Certificate of Designation of Series D Junior Participating Preferred Stock as Exhibit C. (Incorporated by reference to Form 8-K of the Company, File No. 000-26770, filed August 9, 2002).

4.3	Specimen stock certificate for shares of common stock, par value $.01 per share. (Incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement, File No. 000-26770, filed September 14, 1995 on Form 10).

4.4	4% Convertible Senior Note dated December 19, 2000 issued by the Registrant to King Pharmaceuticals, Inc. (Incorporated by reference to Exhibit 99.3 to the Registrant’s Current Report on Form 8-K, File No. 000-26770, filed January 2, 2001).

4.5	Note Purchase Agreement dated as of December 19, 2000 between Novavax, Inc. and King Pharmaceuticals, Inc. (Incorporated by reference to Exhibit 99.2 to the Registrant’s Current Report on Form 8-K, File No. 000-26770, filed January 2, 2001).

4.6	Convertible Note dated September 7, 2001 issued by the Registrant to King Pharmaceuticals, Inc. (Incorporated by reference to Exhibit 99.4 to the Registrant’s Current Report on Form 8-K, File No. 000-26770, filed September 5, 2001).

4.7	Convertible Note dated September 7, 2001 issued by the Registrant to King Pharmaceuticals, Inc. (Incorporated by reference to Exhibit 99.5 to the Registrant’s Current Report on Form 8-K, File No. 000-26770, filed September 5, 2001).

4.8	Allonge to 4% Convertible Senior Note dated as of September 7, 2001 between Novavax, Inc. and King Pharmaceuticals, Inc. (Incorporated by reference to Exhibit 99.3 to the Registrant’s Current Report on Form 8-K, File No. 000-26770, filed September 5, 2001).

4.9	September 2001 Note Purchase Agreement dated as of September 7, 2001 between Novavax, Inc. and King Pharmaceuticals, Inc. (Incorporated by reference to Exhibit 99.2 to the Registrant’s Current Report on Form 8-K, File No. 000-26770, filed September 5, 2001).

4.10	Convertible Note dated June 26, 2002 issued by the Registrant to King Pharmaceuticals, Inc. (Incorporated by reference to Exhibit 99.3 to the Registrant’s Current Report on Form 8-K, File No. 000-26770, filed July 7, 2002).

4.11	Note Purchase Agreement dated as of June 26, 2002 between Novavax, Inc. and King Pharmaceuticals, Inc. (Incorporated by reference to Exhibit 99.2 to the Registrant’s Current Report on Form 8-K, File No. 000-26770, filed July 7, 2002).

4.12	Amended and Restated Investor Rights Agreement dated June 26, 2002 between Novavax, Inc. and King Pharmaceuticals, Inc. (Incorporated by reference to Exhibit 99.4 to the Registrant’s Current Report on Form 8-K, File No. 000-26770, filed July 7, 2002).

4.13	Common Stock Purchase Agreement between Novavax, Inc. and SJ Strategic Investments, LLC dated February 18, 2003. (Incorporated by reference to Exhibit 99.2 to the Registrant’s Current Report on Form 8-K, File No. 000-26770, filed February 25, 2003).

5.1*	Opinion and Consent of White White & Van Etten LLP

23.1*	Consent of Ernst & Young LLP, independent auditors.

24.1*	Power of Attorney. (Included in the signature pages hereto)

*	Filed herewith.